SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

PLURISTEM THERAPEUTICS INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

72940R300

(CUSIP Number)

May 28, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72940R300	13G	Page 2 of 9 Pages

1.	Names of Reporting Persons Adi Wolf

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,121,918*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,121,918*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,121,918*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9) 9.8%
12.	Type of Reporting Person (See Instructions) IN

*	Does not include a warrant to purchase up to 47,143 shares of Common Stock par value $0.00001 per share (the “Common Stock” and the “Warrant,” respectively). As more fully described in Item 4, shares of Common Stock issuable pursuant to the Warrant are subject to a 4.99% blocker (the “Blocker”) and the percentage set forth in row (11) gives effect to such Blocker.

CUSIP No. 72940R300	13G	Page 3 of 9 Pages

1.	Names of Reporting Persons Clover Wolf Capital – Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,121,918*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,121,918*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,121,918*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9) 9.8%
12.	Type of Reporting Person (See Instructions) FI

*	Does not include the Warrant to purchase up to 47,143 shares of Common Stock. As more fully described in Item 4, shares of Common Stock issuable pursuant to the Warrant are subject to the Blocker and the percentage set forth in row (11) gives effect to such Blocker.

CUSIP No. 72940R300	13G	Page 4 of 9 Pages

1.	Names of Reporting Persons Clover Wolf Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,121,918*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,121,918*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,121,918*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9) 9.8%
12.	Type of Reporting Person (See Instructions) FI

*	Does not include the Warrant to purchase up to 47,143 shares of Common Stock. As more fully described in Item 4, shares of Common Stock issuable pursuant to the Warrant are subject to the Blocker and the percentage set forth in row (11) gives effect to such Blocker.

CUSIP No. 72940R300	13G	Page 5 of 9 Pages

Item 1(a).	Name of Issuer

Pluristem Therapeutics Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

MATAM Advanced Technology Park, Building No. 5 Haifa, Israel 3508409

Item 2(a).	Name of Person Filing

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”): (1) Adi Wolf, (2) Clover Wolf Ltd. and (3) Clover Wolf Capital – Limited Partnership.

Item 2(b).	Address of Principal Business Offices or, if None, Residence

The address of each Reporting Person is: 24 Bodenhimer Street, Tel Aviv, Israel.

Item 2(c).	Citizenship

Adi Wolf is a citizen of the State of Israel.

Clover Wolf Ltd. is a company formed under the laws of the State of Israel.

Clover Wolf Capital – Limited Partnership is a partnership formed under the laws of the State of Israel.

Item 2(d).	Title of Class of Securities

Common Stock

Item 2(e).	CUSIP Number

72940R300

CUSIP No. 72940R300	13G	Page 6 of 9 Pages

Item 3.	If the statement is being filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount beneficially owned:

Each Reporting Person may be deemed to beneficially own 3,121,918 shares of Common Stock of the Issuer. This amount excludes shares of Common Stock issuable upon exercise of the Warrant, due to the fact that the Warrant may not be exercised to the extent the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding Common Stock. Consequently, as of the date of the event which requires the filing of this Schedule 13G/A, given the number of shares of Common Stock already beneficially owned by the Reporting Persons prior to giving effect to the shares of Common Stock issuable upon exercise of the Warrant, the Reporting Persons were not able to exercise the Warrant due to the Blocker in the Warrant.

Clover Wolf Capital – Limited Partnership is the owner of record of the Common Stock reported in this Schedule. Clover Wolf Ltd. is the General Partner of Clover Wolf Capital – Limited Partnership. Adi Wolf is the Managing Member and Chief Executive Officer of Clover Wolf Capital – Limited Partnership and also the Chief Executive Officer of Clover Wolf Ltd. All investment decisions are made by Adi Wolf, and thus the power to vote or direct the votes of these shares of Common Stock, as well as the power to dispose or direct the disposition of such shares of Common Stock is held by Adi Wolf through Clover Wolf Capital – Limited Partnership and Clover Wolf Ltd.

(b)	Percent of class:

Each Reporting Person may be deemed to beneficially own 9.8% of the outstanding shares of Common Stock of the Issuer based upon 31,740,244 shares of Common Stock issued and outstanding as of May 4, 2021, as reported in Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 6, 2021.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

The Reporting Persons have shared power to vote or direct the vote over the following number of shares of Common Stock of the Issuer: 3,121,918

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

The Reporting Persons have shared power to dispose or direct the disposition over the following number of shares of Common Stock of the Issuer: 3,121,918

CUSIP No. 72940R300	13G	Page 7 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 72940R300	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2021	/s/ Adi Wolf
Adi Wolf

Dated: June 1, 2021	Clover Wolf Capital – Limited Partnership
By: Clover Wolf Ltd., its General Partner

/s/ Adi Wolf
Name: Adi Wolf
Title: Chief Executive Officer and Managing Member

Dated: June 1, 2021	Clover Wolf Ltd.

/s/ Adi Wolf
Name: Adi Wolf
Title: Chief Executive Officer

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 72940R300	13G	Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit	Description

99.1	Agreement of Joint Filing (filed as Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on April 29, 2020, and incorporated herein by reference)